UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number: 0-1502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN GREETINGS RETIREMENT

PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN GREETINGS CORPORATION

ONE AMERICAN ROAD

CLEVELAND, OHIO 44144

REQUIRED INFORMATION

The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):

1.	Audited statement of net assets available for benefits as of December 31, 2008 and 2007.

2.	Audited statement of changes in net assets available for benefits for the years ended December 31, 2008 and 2007.

EXHIBITS

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm (SS&G Financial Services, Inc.)

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT
PROFIT SHARING AND SAVINGS PLAN

June 29, 2009	By:	/s/ Stephen J. Smith
	Name:	Stephen J. Smith
	Title:	Retirement Advisory Committee Member

American Greetings

Retirement Profit Sharing and Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Retirement Advisory Committee of the American Greetings

    Retirement Profit Sharing and Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits for the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule of assets (held at end of year) as of December 31, 2008. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits. The 2007 financial statements of the American Greetings Retirement Profit Sharing and Savings Plan were audited by other auditors, whose report dated June 24, 2008, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with U.S. generally accepted accounting principles.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material aspects, the net assets available for benefits of the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ SS&G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio

June 26, 2009

Report of Independent Registered Public Accounting Firm

The Retirement Advisory Committee of the American Greetings

    Retirement Profit Sharing and Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 24, 2008

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$544,318,861	$745,777,814
Participant loans	3,740,431	3,222,012

Contributions receivable:
Employer	—	9,684,314
Participants	80,743	79,298

Total contributions receivable	80,743	9,763,612

Net assets available for benefits	$548,140,035	$758,763,438

See notes to financial statements.

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(207,559,201)	$12,816,606
Interest and dividends	28,442,735	38,986,140
Contributions:
Participants	19,913,619	17,837,323
Employer	—	9,684,314
Rollovers	739,871	830,387

Total additions	(158,462,976)	80,154,770

Deductions
Benefits paid directly to participants	52,032,349	70,113,491
Administrative expenses	128,078	57,994

Total deductions	52,160,427	70,171,485

Net (decrease) increase	(210,623,403)	9,983,285
Net assets available for benefits at beginning of year	758,763,438	748,780,153

Net assets available for benefits at end of year	$548,140,035	$758,763,438

See notes to financial statements.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

1. Description of Plan

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time, nonunion employees and certain union employees of American Greetings Corporation (the “Corporation” and “Plan Sponsor”) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Corporation, at its discretion, may make a profit sharing contribution in an amount to be determined by the Corporation. Historically, the Corporation annually contributed 8% of its consolidated domestic pretax profits, excluding gains and losses from capital assets, intercompany dividends and foreign currency transactions, to the Plan. No contribution was made in 2008 for the Corporation’s fiscal year ended February 28, 2009. The Corporation made a contribution of $5,163,342 in 2007 based on the Corporation’s pretax profits for its fiscal year ended February 29, 2008.

Participants may contribute 1% to 50% of pretax annual compensation (“401(k) contributions”) or after-tax annual compensation (“Roth contributions”) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation, at its discretion, may annually contribute 40% of up to the first 6% of pretax and/or after-tax annual compensation that a participant contributes to the Plan. No matching contribution was made in 2008. The Corporation’s matching contribution was $4,520,972 in 2007. All contributions are invested in accordance with the participants’ investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Vesting

Each participant’s account is credited with the participant’s 401(k) contributions, Roth contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings and is charged with allocations of administrative expenses. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow against their elected deferred 401(k) contribution, Roth contribution or rollover contribution accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding Plan loan in the prior twelve months) or 50% of their account balance. Loan terms range from six to 60 months, or a reasonable period of time not to exceed 20 years for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment, to be paid in monthly, quarterly or annual installments, or rollover their distribution to an individual retirement account or other eligible plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price of the Corporation’s Class A common shares on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. See Note 7 for further information.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Vanguard 500 Index Fund Investor Shares	$71,504,328	$127,486,659
Vanguard PRIMECAP Fund Investor Shares	124,477,269	202,899,290
Vanguard Wellington Fund Investor Shares	45,278,959	65,998,938
Vanguard Windsor II Fund Investor Shares	22,277,650	41,329,845
Vanguard Prime Money Market Fund	78,075,953	71,284,970
JPMorgan Core Bond Select Fund	111,148,461	104,004,807

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2008	2007
Registered investment companies	$(194,642,133)	$16,033,982
Common shares of American Greetings Corporation	(12,917,068)	(3,217,376)

Net (depreciation) appreciation in fair value of investments	$(207,559,201)	$12,816,606

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated, in all material respects, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Plan held 1,272,416 Class A common shares of the Corporation at December 31, 2008, with a fair value of $9,632,189 (978,092 Class A common shares at December 31, 2007, with a fair value of $19,855,268). Dividend income on the Corporation’s common shares of $484,334 and $361,905 was recognized in 2008 and 2007, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157 and subsequently adopted certain related FASB staff positions. SFAS 157 outlines a valuation framework, which requires use of the market approach, income approach and/or cost approach when measuring fair value and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. SFAS 157 also expands disclosure requirements to include the methods and assumptions used to measure fair value.

The hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The three levels are defined as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

•	Level 3 – Valuation is based upon unobservable inputs that are significant to the fair value measurement.

The following table summarizes the assets measured at fair value on a recurring basis as of the measurement date, December 31, 2008, and the basis for that measurement, by level within the fair value hierarchy:

	Level 1	Level 3	Total
Mutual funds	$544,318,861	$—	$544,318,861
Participant loans	—	3,740,431	3,740,431

Total investments measured at fair value	$544,318,861	$3,740,431	$548,059,292

The Plan’s valuation methodology used to measure the fair values of the mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The participant loans are included at their carrying values, which approximated their fair values at December 31, 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3
Balance as of January 1, 2008	$3,222,012
Issuances, repayments and settlements, net	518,419

Balance as of December 31, 2008	$3,740,431

8. Reconciliation of Financial Statements to Form 5500

Upon an event of default on a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the defaulted loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	December 31,
	2008	2007
Participant loans per the financial statements	$3,740,431	$3,222,012
Less: Certain deemed distributions of participant loans	(8,452)	(8,452)

Participant loans per Form 5500	$3,731,979	$3,213,560

Net assets available for benefits per the financial statements	$548,140,035	$758,763,438
Less: Certain deemed distributions of participant loans	(8,452)	(8,452)

Net assets available for benefits per Form 5500	$548,131,583	$758,754,986

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2007 to Form 5500 net income:

Net increase per the financial statements	$9,983,285
Less: Certain deemed distributions of participant loans	(8,452)

Net income per Form 5500	$9,974,833

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2007 to Form 5500 total expenses:

Total deductions per the financial statements	$70,171,485
Add: Certain deemed distributions of participant loans	8,452

Total expenses per Form 5500	$70,179,937

American Greetings

Retirement Profit Sharing and Savings Plan

EIN #34-0065325 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Value of interest in registered investment companies
JPMorgan Core Bond Select Fund	10,407,159 shares	$111,148,461
*Vanguard 500 Index Fund Investor Shares	860,565 shares	71,504,328
*Vanguard PRIMECAP Fund Investor Shares	2,794,730 shares	124,477,269
*Vanguard Wellington Fund Investor Shares	1,853,416 shares	45,278,959
*Vanguard Prime Money Market Fund	78,075,953 shares	78,075,953
*Vanguard Target Retirement 2005 Fund	322,565 shares	3,125,654
*Vanguard Target Retirement 2010 Fund	108,581 shares	1,912,119
*Vanguard Target Retirement 2015 Fund	948,483 shares	9,058,013
*Vanguard Target Retirement 2020 Fund	181,178 shares	3,002,127
*Vanguard Target Retirement 2025 Fund	836,579 shares	7,755,090
*Vanguard Target Retirement 2030 Fund	114,379 shares	1,777,451
*Vanguard Target Retirement 2035 Fund	386,092 shares	3,571,355
*Vanguard Target Retirement 2040 Fund	86,868 shares	1,314,311
*Vanguard Target Retirement 2045 Fund	253,886 shares	2,429,686
*Vanguard Target Retirement 2050 Fund	52,649 shares	799,215
*Vanguard Target Retirement Income Fund	337,102 shares	3,209,215
*Vanguard Windsor II Fund Investor Shares	1,165,759 shares	22,277,650
*Vanguard Wellesley Income Fund Investor Shares	900,680 shares	16,572,517
*Vanguard International Growth Fund Investor Shares	1,353,344 shares	16,510,799
*Vanguard Extended Market Index Fund Investor Shares	453,415 shares	10,886,500

Total value of interest in registered investment companies		534,686,672

Employer-related investments
*American Greetings Corp. Class A Common Shares	1,272,416 shares	9,632,189

Total employer-related investments		9,632,189

*Loans to participants	5.0% to 10.5%,
	various maturity dates	3,740,431

		$548,059,292

*	Indicates party in interest to the Plan.

See accompanying notes to financial statements.